March 12, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549
Attention: John Cash and SiSi Cheng

Re:    Bloom Energy Corporation Form 8-K Filed February 12, 2020, File No. 001-38598
Ladies and Gentlemen:
On behalf of Bloom Energy Corporation (the “Company”), and in connection with the above-referenced Current Report on Form 8-K (the “Form 8-K”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 12, 2020, we are responding to the comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated March 6, 2020 (the “Letter”). The Staff’s comment is presented in bold italics. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at 408-543-1749
ITEM 4.02 NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW
1.You disclose that on February 11, 2020, your Audit Committee concluded that your previously issued Prior Period Financial Statements should no longer be relied upon based on an accounting error identified by PwC. To the extent you were advised or notified by PwC that these Prior Period Financial Statements should no longer be relied upon, disclose the date on which you were advised or notified by PwC, as well as obtain and file a letter from PwC as an exhibit to an amended Form 8-K stating whether it agrees with the statements made by you in response to Item 4.02 and, if not, stating the respects in which it does not agree. Refer to the disclosure requirements of Item 4.02 of Form 8-K.

As the Form 8-K stated, the Company and PricewaterhouseCoopers LLP (“PWC”) “determined that the Impacted MSAs should have been accounted for as financing transactions, in which revenue is recognized over the life of the Impacted MSAs” and “determined that the previous accounting for the Impacted MSAs was in error.” However, PWC did not advise or notify the Audit Committee or the Company that the Prior Period Financial Statements should no longer be relied upon. That was a decision made by the Audit Committee of the Company’s Board of Directors on February 11, 2020, as disclosed in the Form 8-K. Hence, Item 4.02(b) of Form 8-K does not apply to these circumstances.

Sincerely,

/s/ Randy Furr

4353 N. First Street, San Jose CA 95134 - T 408 543 1500 - F 408 543 1501 www.bloomenergy.com

Randy Furr
Chief Financial Officer

cc: (via email):    Shawn Soderberg

4353 N. First Street, San Jose CA 95134 - T 408 543 1500 - F 408 543 1501 www.bloomenergy.com